UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

(AMENDMENT NO. 11)

SEACOR HOLDINGS INC.

(Name of Subject Company (Issuer))

SAFARI MERGER SUBSIDIARY, INC.

(Names of Filing Persons (Offeror))

a wholly owned subsidiary of

SAFARI PARENT, INC.

(Names of Filing Persons (Parent of Offeror))

AMERICAN INDUSTRIAL PARTNERS CAPITAL FUND VII, L.P.

AIPCF VII, LLC

(Names of Filing Persons (Other Persons))

Common Stock, Par Value $0.01 Per Share

(Title of Class of Securities)

811904101

(CUSIP Number of Class of Securities)

c/o American Industrial Partners

Jason Perri

450 Lexington Avenue, 40th Floor

New York, NY, 10017

notices@americanindustrial.com

(212) 916-8171

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

With a copy to:

Daniel S. Evans

Ropes & Gray LLP

1211 Avenue of Americas

New York, NY 10036

(212) 596-9000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$849,496,422.62	$92,680.06

*

Estimated for purposes of calculating the filing fee only. The transaction valuation was calculated as the sum of (i) 20,372,799 outstanding shares of common stock, par value $0.01 per share (the “Shares”), of SEACOR Holdings Inc. (“SEACOR”) multiplied by $41.50, and (ii) 1,600,613 Shares issuable pursuant to outstanding “in-the-money” stock options multiplied by an amount equal to $41.50 minus the exercise price for such options. The calculation of the filing fee is based on information provided by SEACOR as of December 16, 2020.

**

The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #1 for fiscal year 2021 beginning on October 1, 2020, issued August 26, 2020, by multiplying the transaction value by 0.00010910.

☒

Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$92,680.06	Filing Party:	Safari Merger Subsidiary, Inc.
Form or Registration No.:	Schedule TO	Date Filed:	December 18, 2020

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☐

This Amendment No. 11 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO filed by Safari Merger Subsidiary, Inc., a Delaware corporation (“Purchaser”), Safari Parent, Inc., a Delaware corporation (“Parent”), American Industrial Partners Capital Fund VII, L.P., a Delaware limited partnership (“AIP Fund VII”) and AIPCF VII, LLC, a Delaware limited liability company and the general partner of AIP Fund VII, with the U.S. Securities and Exchange Commission on December 18, 2020 (together with any subsequent amendments and supplements thereto, the “Schedule TO”). The Schedule TO relates to the offer by Purchaser, a wholly owned subsidiary of Parent which is controlled by affiliates of AIP Fund VII, to purchase all outstanding shares of common stock, $0.01 par value per share (“Shares”), of SEACOR Holdings Inc., a Delaware corporation (“SEACOR”), at a price of $41.50 per Share, net to the holder in cash, without interest and subject to any withholding of taxes, upon the terms and subject to the conditions described in the Offer to Purchase dated December 18, 2020 (together with any amendments or supplements thereto, the “Offer to Purchase”) and in the accompanying Letter of Transmittal (together with any amendments or supplements thereto and with the Offer to Purchase, the “Offer”), which are annexed to and filed with the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively. This Amendment is being filed on behalf of AIPCF VII, LLC, AIP Fund VII, Parent and Purchaser. Unless otherwise indicated, references to sections in the Schedule TO are references to sections of the Offer to Purchase.

Except as otherwise set forth in this Amendment, the information set forth in the Schedule TO remains unchanged and is incorporated herein by reference to the extent relevant to the items in this Amendment. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule TO.

Items 1 through 9 and Item 11.

Schedule TO

The following paragraph is added to Items 1, 4 and 11 of the Schedule TO: “On March 15, 2021, Purchaser extended the expiration of the Offer until 5:00 p.m., Eastern Time, on March 19, 2021, unless further extended. The Offer, which was previously scheduled to expire at 5:00 p.m., Eastern Time, on March 12, 2021, was extended to allow additional time to meet the minimum tender condition that shares actually delivered (excluding shares tendered pursuant to guaranteed delivery procedures) represent at least 66 2/3% of all outstanding Shares. The Depository has indicated that, as of the prior expiration time, a total of approximately 7,955,148 Shares, representing approximately 38.05% of the outstanding Shares, had been validly tendered. The amount tendered includes approximately 3,445,517 Shares delivered pursuant to guaranteed delivery procedures that had been validly tendered pursuant to the Offer. The press release announcing the extension of the Offer is attached hereto as Exhibit (a)(5)(I) and incorporated herein by reference.”

Offer to Purchase

The information set forth in the Offer to Purchase set forth below and Items 1 through 9 and Item 11 of the Schedule TO, to the extent such Items incorporate by reference the information contained in the Offer to Purchase, are hereby amended and supplemented as follows:

•

The Offer is extended to, and will expire, at 5:00 p.m., Eastern Time, on March 19, 2021. As a result, the Offer to Purchase (Exhibit (a)(1)(A)), Form of Letter of Transmittal (Exhibit (a)(1)(B)), Form of Notice of Guaranteed Delivery (Exhibit (a)(1)(C)), Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (Exhibit (a)(1)(D)), Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (Exhibit (a)(1)(E)) and Form of Summary Advertisement (Exhibit (a)(1)(F)) are hereby amended by replacing all references to “5:00 p.m., Eastern Time, on March 12, 2021” with “5:00 p.m., Eastern Time, on March 19, 2021”.

ITEM 12.	EXHIBITS.

Item 12 of the Schedule TO is hereby amended by adding the following exhibit:

Index No.

(a)(5)(I)	Press Release issued by American Industrial Partners on March 15, 2021.

Index No.

(a)(1)(A) *	Offer to Purchase, dated as of December 18, 2020.

(a)(1)(B) *	Form of Letter of Transmittal.

(a)(1)(C) *	Form of Notice of Guaranteed Delivery.

(a)(1)(D) *	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(E) *	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(F) *	Form of Summary Advertisement, published December 18, 2020 in The Wall Street Journal.

(a)(5)(A)	Joint Press Release dated as of December 7, 2020, issued by SEACOR and Parent on December 7, 2020, incorporated herein by reference to Exhibit 99.1 to SEACOR’s Current Report on Form 8-K as filed with the United States Securities and Exchange Commission on December 7, 2020 (File No. 001 - 12289).

(a)(5)(B) **	Press Release issued by American Industrial Partners on January 22, 2021.

(a)(5)(C) **	Press Release issued by American Industrial Partners on February 5, 2021.

(a)(5)(D) **	Press Release issued by American Industrial Partners on February 16, 2021.

(a)(5)(E) **	Press Release issued by American Industrial Partners on February 22, 2021.

(a)(5)(F) **	Press Release issued by American Industrial Partners on March 1, 2021.

(a)(5)(G) **	Press Release issued by American Industrial Partners on March 8, 2021.

(a)(5)(H) **	Press Release issued by American Industrial Partners on March 8, 2021.

(a)(5)(I)	Press Release issued by American Industrial Partners on March 15, 2021.

(d)(1)	Agreement and Plan of Merger, dated as of December 4, 2020, among SEACOR, Parent and Purchaser (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by SEACOR with the Securities and Exchange Commission on December 7, 2020).

(d)(2)	Non-Disclosure Agreement, dated as of August 7, 2020 by and between SEACOR and AIP, LLC (incorporated by reference to Exhibit (e)(2) to the Schedule 14D-9 filed by SEACOR with the Securities and Exchange Commission on December 18, 2020).

(d)(3) *	Limited Guarantee, dated as of December 4, 2020, delivered by American Industrial Partners Capital Fund VII, L.P. in favor of SEACOR.

(d)(4) *	Debt Commitment Letter, dated as of December 4, 2020, by and among HPS Investment Partners, LLC, Ally Bank and Parent.

(d)(5) *	Equity Commitment Letter, dated as of December 4, 2020, from American Industrial Partners Capital Fund VII, L.P. to Parent.

(g)	Not applicable.

(h)	Not applicable.

*	Previously filed on December 18, 2020 as an exhibit to the Schedule TO.
**	Previously filed on January 22, 2021, February 5, 2021, February 16, 2021, February 22, 2021, March 1, 2021 and March 8, 2021 as an exhibit to the Schedule TO-T/A filed on such date.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 15, 2021

SAFARI MERGER SUBSIDIARY, INC.

By:	/s/ TONI RINNEVAARA
Name: Toni Rinnevaara
Title: Vice President

SAFARI PARENT, INC.

By:	/s/ TONI RINNEVAARA
Name: Toni Rinnevaara
Title: Vice President

AMERICAN INDUSTRIAL PARTNERS CAPITAL FUND VII, L.P.
By:	AIPCF VII, LLC, its general partner

By:	/s/ STANLEY EDME
Name: Stanley Edme
Title: Managing Member

AIPCF VII, LLC

By:	/s/ STANLEY EDME
Name: Stanley Edme
Title: Managing Member